Filed by Jacobs Engineering Group Inc.

pursuant to Rule 425 under the Securities

Act of 1933, as amended, and deemed filed

pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Subject Company: CH2M Hill Companies, Ltd.

Commission File No.: 000-27261

Jacobs Engineering Group, Inc. – Third Quarter 2017 Earnings Conference Call, August 8, 2017

CORPORATE PARTICIPANTS

Jonathan Doros, Vice President, Investor Relations

Kevin Berryman, Executive Vice President and Chief Financial Officer

Steve Demetriou, Chairman and Chief Executive Officer

CONFERENCE CALL PARTICIPANTS

Cleve Reuckert, USB

Tahira Afzal, KeyBanc Capital Markets

Jamie Cook, Credit Suisse

Michael Davies, Free Radical Research

Anna Kaminskaya, Bank of America Merrill Lynch

Alan, Citigroup Global Markets, Inc.

Brent Thielman, D.A. Davidson & Co.

Justin Ward, Wells Fargo Securities

Chad Dillard, Deutsche Bank

PRESENTATION

The following is an excerpt from the transcript of the Third Quarter 2017 Earnings Conference Call held on August 8, 2017.

Steve Demetriou:

Thank you, Jon, and welcome everyone to our third quarter earnings call. Before I discuss our results, I would like to turn to Slide 5 and comment on the significant announcement we made last week: the acquisition of CH2M. This strategic investment serves as the beginning of the next exciting chapter in the history of Jacobs, and will significantly enhance opportunities in targeted high-growth industries, and reinforce our drive to be a world premier global design, engineering, construction, and operations and maintenance technical services firm.

This is a significant step for both companies as we unite our complementary cultures and capabilities, expand our presence around the world, and accelerate our profitable growth agenda. The deal is truly transformational and will set a new benchmark for the industry and significantly enhance opportunities for our employees, our clients, and our shareholders.

Jacobs Engineering Group, Inc. – Third Quarter 2017 Earnings Conference Call, August 8, 2017

The joining of CH2M and Jacobs is a compelling strategic fit for a number of reasons. The complementary capabilities of our two great companies will create an ideal mix of talent and expertise and builds on our common cultures and shared values. Coupled with Jacobs’ global platform and long-term client relationships, we will enhance our ability to deliver differentiated services and solutions across key growth industries, resulting in business opportunities neither company could create on their own. CH2M further supports our profitable growth agenda and better positions us to deliver on a strategic blueprint and drive more profitable growth across our business. Most importantly, we expect the combined Company to drive significant financial benefits and enhance shareholder value.

Moving to Slide 6, from the onset, leadership at both Jacobs and CH2M established open and dynamic discussions about the potential of combining our two companies and the synergistic opportunities that will result from our complimentary capabilities. We conducted extensive due diligence across CH2M’s business, including a deep focus on their project portfolio and their project delivery capabilities and toolsets. We’re confident in our assumptions and forecast of CH2M’s profitability. Significant recent profit improvement versus historical performance is primarily associated with two of their key initiatives, one, a portfolio optimization, and, secondly, a strategic transformation.

As it relates to CH2M’s portfolio optimization, they’ve been successful in addressing legacy project issues that were a drag on historical performance by permanently exiting the higher risk Power EPC and Transportation Design-Build businesses. Enhanced risk mitigation and improved project governance are now in place, and we have conservatively factored certain risk parameters into our valuation. As a result, we believe we’re acquiring a very attractive business portfolio, with a similar risk profile to Jacobs.

With regard to their transformation, CH2M prioritized higher value core customers and focused on a restructuring to reduce costs and enhance client-centric offerings. As their transformation is gaining traction, CH2M is demonstrating a significant increase in sales and profitability, with year-to-date new gross profit awards up 25% and pro forma trailing 12-month Adjusted EBITDA of $324 million, up 30% from prior twelve-month period. While their recent cost restructuring initiative has been successfully completed, there is still much more to do and, therefore, we are acquiring CH2M at a very opportune time.

We have assigned Senior Executives from both organizations to co-lead our Integration Management Office, the IMO, on a full-time basis. We also engaged an external, world-leading consulting firm with significant transformational integration experience and, together with the IMO, are developing a roadmap to ensure accountability, transparency, and a rigorous integration plan. I will Chair an Executive Integration Steering Committee and our Board of Directors will be highly engaged.

The $150 million of cost synergy opportunities have jointly been developed with CH2M Leaders during the due diligence. Over the past two years at Jacobs, our Leadership has delivered cost savings in excess of $285 million by successfully right-sizing and consolidating over 90 offices, and strategically realigning into four global lines of business. These results demonstrate our ability to execute and successfully deliver on our promise to improve margins, profits, and enhance shareholder returns. So as it relates to the CH2M acquisition, we’re confident in our ability to successfully deliver the targeted cost synergies and drive further upside revenue synergies. Ultimately, we believe this transaction is a win/win for all stakeholders.

The combined businesses of CH2M and Jacobs will create a premier, global solutions provider with the capabilities to deliver an enhanced, differentiated value proposition for our clients and strengthen our portfolio with high-quality project expertise.

Jacobs Engineering Group, Inc. – Third Quarter 2017 Earnings Conference Call, August 8, 2017

Kevin Berryman:

Before turning it back over to Steve for his closing comments, I’d like to give some quick notes regarding our capital allocation on Slide 16. As you know, we announced last week that we have entered into a definitive agreement to acquire CH2M and provided financial details on the deal in our associated press announcement and investor deck.

I would like you to refer to those presentations for greater detail, but highlight some key aspects here. The transaction value of CH2M equals $2.85 billion in equity, paid 60% in cash and 40% in Jacobs equity. We will be using a combination of existing cash and existing revolver capacity, as well as a new, committed $1.2 billion three-year term loan to fund the cash part of the deal. Post-close we still expect to have liquidity of over $900 million.

With regard to our three-year Share Buyback program, we continued to execute against the $500 million authorization in our third quarter. Consequently, we have now spent $250 million of that program to date, purchasing a total of 5.2 million shares. We believe the Share Buyback program fits within our broader strategy of enhancing Shareholder value and we will continue to have the capacity under our new capital structure to continue to spend against the program. At this time we expect to continue to execute against the program in an opportunistic manner.

During the quarter, we also paid out our second dividend of $0.15 per share and recently declared our third quarterly dividend of another $0.15 per share, payable on September 1, to Shareholders of record at the close of business on August 4. We believe our strong financial position continues to serve us well to invest in our business and drive our profitable growth strategy, while still providing flexibility to support and enhance Shareholder value through the aforementioned means.

Operator:

Yes. Thank you. We will now begin the question-and-answer session. To ask a question, you may press star, then one on your telephone keypad. If you are using a speakerphone, please pick up your handset before pressing the key. To withdraw your question, please press star, then two. At this time we will pause momentarily to assemble the roster.

Operator:

Thank you. The next question comes from Tahira Afzal with KeyBanc Capital Markets.

Tahira Afzal:

Hi, folks. Congrats on a good quarter.

Steve Demetriou:

Thank you, Tahira.

Tahira Afzal:

Steve and Kevin, if you look at some of the international sort of markets you’re seeing—and I kind of talked about this when you held your call on the CH2M Hill acquisition—can you talk a bit more about the water market there and the opportunities you’re seeing? I know you have some share here, but there seems to be a lot of opportunity here as well. I would love to get any more color you can provide and how we should be looking at your crude target for Infrastructure, given this market is also seeing some momentum.

Jacobs Engineering Group, Inc. – Third Quarter 2017 Earnings Conference Call, August 8, 2017

Steve Demetriou:

Right. Look, water is one of the most exciting things we’re acquiring in the CH2M acquisition. It’s a big component of that company. They’re clearly an industry leader globally and very much focused on things, like state and local municipalities, bringing clean water solutions, innovative technology. What’s really exciting now, when you put that together, not only with our Jacob’s water capability but our global platform where we bring the capability of bringing that CH2M experience and innovation and technology to our Petroleum & Chemicals and Mining footprint across the globe where our clients are looking for solutions to address regulatory pressures to reduce waste, protect the environment. So this is, in our belief, going to create a company that doesn’t exist today to the ability to take that across a huge diversified base globally to grow the water sector. You asked about what’s probably the heart of the acquisition when it comes to the acquisition of CH2M’s water capability.

Tahira Afzal:

Got it. Okay. Thanks a lot, Steve, and congrats again.

Steve Demetriou:

Thank you.

Kevin Berryman:

Thank you.

Operator:

Thank you. The next question comes from Michael Davies with Radical Research.

Michael Davies:

Good morning, gentlemen, and welcome aboard, Jon.

Steve Demetriou:

Thank you.

Jonathan Doros:

Thank you.

Michael Davies:

First question, just following on the margin question, maybe for Kevin, you highlighted the unprofitable projects and Jacobs’ current backlog going into Fiscal Year ‘17. Obviously that’s been very helpful getting those out of the way. Can you give us an update of where we are there, and is there exhaustion of that ahead of us as we move and transfer into 2018?

Kevin Berryman:

We believe that we obviously have made good progress, and you can see that through the margin profile and like, so clearly good steps that have been taken. I don’t think we’re done yet, ultimately, but we’ve made great progress. We don’t have the absolute number as it relates to where we are in that, we called it a $50 million to $100 million opportunity, as you may recall, during our Investor Day, but that’s the target that we feel great about in terms of the three-year plan. We’ve still got some work to do to be able to deliver it, and so it’s not only reorienting around going after the profitables of a business, it’s about continuing to execute better too.

Jacobs Engineering Group, Inc. – Third Quarter 2017 Earnings Conference Call, August 8, 2017

So, one of the key parts that we have made really great progress on, and it’s probably coming to the end, is our write-downs is kind of just—when we leave as-sold margin on the table, we’ve reduced those margin write-downs by 50% from 2015 to now, so we’re getting down to a level that we feel can’t be perfect in write-downs, but we feel like we’ve gotten a big chunk of that, although we’ll continue to try and drive that down further.

Steve Demetriou:

Let me build on that because I think that’s where the CH2M acquisition comes in as well. Both companies have very similar transformation initiatives underway. I would say we probably got started 12 to 18 months early, but CH2M has a very impressive transformational plan as well. Both companies focused on investing in new tools and innovative capabilities, and I would say we’re still in the very early stages of that transformation and seeing the benefits because some of the early on major investments have just been launched and so we haven’t see the benefits of those new tools that we’ve recently rolled out, and there’s still more transformational initiatives that both companies are going to now leverage together going forward. I think the margin opportunities, especially with the combined CH2M and Jacobs initiative going forward is still going to be a very significant story in addition to the growth element.

Michael Davies:

That’s quite encouraging. My follow-up, Kevin, is you’ve done very solid job in working capital reductions, as evidenced by the cash generation. Obviously, you’re going to continue that work in JMC (phon). How do you see that as you look at the CH2 situation, how that can maybe enhance (inaudible) performance, since maybe they were lagging a bit relative to where you guys were in their transformation on the financial profile side?

Kevin Berryman:

Yes. Look, I think it’s clearly an opportunity. We called it out during the Investor presentation on the acquisition, working capital being an opportunity. I will tell you they’ve done a really nice job in starting that journey. They changed their incentive comp structure this past year to where they’re focused on cash flow, and clearly that translates into a need to deliver the profit, as well as improve on the working capital side. The team there has already recognized that and started to execute well.

Having said that, if we compare and benchmark their numbers versus where we are right now, we think there’s continued opportunities, and as I’ve always said to you and others, improving working capital, that’s pick-and-shovel work. It’s tough work and you’ve got to work at it over time. It is impacted by many people in the organization—sales, in terms of the contracts, legal, in terms of the contract, finance teams, making sure they’re doing a great job in providing accurate invoices and timely invoices to our customers—so it takes a concerted effort across the organization. The good news is CH2M has already started that journey and we think, with the combination, that we’ll be able to accelerate some progress in that area.

Michael Davies:

Excellent. Thanks for your thoughts, gentlemen.

Steve Demetriou:

Thank you.

Jacobs Engineering Group, Inc. – Third Quarter 2017 Earnings Conference Call, August 8, 2017

Operator:

Thank you. The next question comes from Anna Kaminskaya with Bank of America Merrill Lynch.

Anna Kaminskaya:

Good morning, guys, and good quarter. I guess I just wanted to follow up on Jamie’s question on gross margins. I think as I recall from the prepared remarks, you said that your gross margin is up 200 bps year-over-year and your backlog, so why should I not expect gross margins to be higher in 2018 versus 2017? I think you commented that 18% is kind of the run rate. Why shouldn’t it translate to high gross margin in 2018, and do you have to give some of the margin back if you want to look to accelerate your backlog growth in the fourth quarter?

Steve Demetriou:

Yes. Thank you, Anna. Great question. Look, we’re not ruling out improved gross margins. I think there’s a lot of factors that go into it. If you look at each of our four lines of businesses, margin improvement opportunities exist. I think what’s going to come into play is also potential mix. Clearly one of the benefits of the recent margin improvement is not only each line of business improving their margins, but it’s the fact that our Aerospace & Technology and Buildings & Infrastructure, where we enjoy the highest margins, are growing faster right now than our Petroleum & Chemicals and some of our lower margin industrial sectors.

I think that our hope is that we are going to see some cyclical recovery in areas like Mining and Petroleum & Chemicals, and we do expect to see organic growth there to be at higher margins that we’ve seen in the past, but still lower than our current Aerospace & Technology margins, for example. So, we have to put all that together, but we want to leave you all with the expectation that we’re driving each of the lines of businesses to improve margins across the board.

Kevin Berryman:

One other thing, Anna, just from my perspective; my commentary was really more short-term oriented as it relates to how we finish the year and enter into 2018. I think longer term, clearly the margin profile we would expect is part of the story, as Steve has already outlined.

Anna Kaminskaya:

Got it. Any more commentary around the SG&A ticking up in the third quarter, because it’s been somewhat flat for the past couple of quarters, so do you have to reinvest back into the business, and where should it trend into the rest of the year and into 2018?

Kevin Berryman:

A couple of things, Anna; first one is we did have the incremental CH2M-related costs, that’s part of it. But remember we had a $10 million benefit in Q2 specifically as associated with our restructuring of India Welfare Trust plans. So you add those up, that takes and explains about 80%, 75% of the total increase quarter-over-quarter.

Anna Kaminskaya:

Got it. Then my final question, one of your peers moved to cash ESP after a large acquisition. What are your thoughts on changing the EPS methodology as we prepare for 2018 guidance?

Kevin Berryman:

Yes. Your question is about whether or not we will talk about cash EPS, or...?

Jacobs Engineering Group, Inc. – Third Quarter 2017 Earnings Conference Call, August 8, 2017

Anna Kaminskaya:

Will you continue reporting on regular adjusted EPS or will you be moving to some sort of cash EPS reporting, because I think in your accretion analysis you provided 25% accretion on cash EPS basis, so just trying to figure out whether you’ll continue to report as you report now or will you be adjusting for some sort of amortization charge next year.

Kevin Berryman:

Look, I think given the pending and hopeful close of the transaction relative to CH2M, clearly we’re going to be providing some insights as it relates to the cash nature of that transaction, and I think that will be important for us to target. So not that we’re going to eliminate our current reporting expectations on current EPS, but we will be providing insight on the cash side as well.

Anna Kaminskaya:

Great. Thank you very much.

Steve Demetriou:

Thank you.

Operator:

Thank you. The next question comes from Brent Thielman with D.A. Davidson.

Brent Thielman:

Okay. Then it might be a bit early to ask this question, but I’ll try anyway. You’ve said with CH there isn’t a lot of overlap with Jacobs, but I’m more curious as you think about managing the combined organization, does that change any of the pursuits or pipelines for the core Jacobs business today as you think about kind of reallocating certain resources to areas CH does really well?

Steve Demetriou:

It’s hard to answer that specifically because we now bring together two large opportunities, very diversified, as you said, very complementary. Yes. There’s some minimal overlap, so if we looked at that minimal overlap, those may be areas where we’ll have now the positive opportunity to select the highest margin opportunities. But the majority of the story, whether it’s the water example I gave earlier or it’s our ability to combine these two companies and solve problems in opportunities and areas today, like smart infrastructure, whether it’s smart cities, buildings, highways, and putting our diversified complementary diversified capabilities on some very large scale global programs around smart infrastructure, and even nuclear and environmental where we’re going to take our capability to work in very high hazard, high consequence asset management programs for Department of Defense and NASA and other examples, and merge that with their Tier 1 nuclear and environmental capabilities to really create solutions and these complex high contaminated nuclear sites at an accelerated and lower cost than previous experiences.

The majority of what we get excited about is truly complementary and, therefore, unlike a lot of previous acquisitions in our industry where there was a lot of overlap and primarily cost focus, yes, we’re going to get cost synergies, but the real story here is the growth opportunity of leveraging that complementary skills and capabilities.

Jacobs Engineering Group, Inc. – Third Quarter 2017 Earnings Conference Call, August 8, 2017

Brent Thielman:

Okay. Thank you.

Operator:

Thank you. The next question comes from Justin Ward with Wells Fargo.

Justin Ward:

Hi. Good morning, guys.

Steve Demetriou:

Good morning.

Kevin Berryman:

Morning, Justin.

Justin Ward:

Just kind of building off actually some of the most recent commentary, I was wondering if you could expand a bit more on the revenue synergies of the business. Jacobs’ very diversified in its service capabilities and end markets and obviously the CH2M is going to expand that. Can you just kind of rehash the initiatives you guys have implemented to make revenue synergies more systematic across the business? Then what inning are you in there? Then talk about how the CH2M will integrate into that systematic process.

Steve Demetriou:

Yes. Look, I think that we’ve got to go back to what we talked about, the strategy of—it’s not only the fact that we developed a strategy and took a step back and identified where we see where capital is going to be spent globally and where we bring the capabilities to match up on that global capital spend, but we match that up with a separate process to really understand where we’re making money, where we’re not, by customer, by geography, by office, and, therefore, we do believe we now have a much more systematic system that starts with the pursuit process and going after business that is going to deliver our stated goals of margin improvement, organic growth, and create shareholder value.

As we now put that together with CH2M’s system, which, again, we’re very excited about the fact that our due diligence revealed that they have very similar culture and initiatives underway of eliminating unprofitable business, really reducing the number of clients that they go after to core clients that have demonstrated capabilities and margin improvement, and also investing to advance what is already a company that has cutting-edge technology and innovation, and putting that together and—just feel like I’m repeating myself here, but—the complementary nature of those capabilities and sectors like water and Tier 1 nuclear, environmental management, and combine that with our global platform in a history and a proven experience of high-quality project delivery excellence, and our core client cultures.

We just think the revenue synergies are real and will be the real story here of this combination over the next several years.

Jacobs Engineering Group, Inc. – Third Quarter 2017 Earnings Conference Call, August 8, 2017

Justin Ward:

Okay. But, so it sounds like the process is internally a legacy Jacobs for when you’re going out to bid these projects, making sure you’re capturing all of the project that Jacobs is capable of doing. It sounds like those processes are now fully in place and really it’s a matter of just going forward we should start to see an acceleration of the revenue synergies; is that a good way to think about it?

Steve Demetriou:

Yes. I believe that the rigor and process is in place. What’s still unfolding is the rollout of our strategic investments, which will accelerate those, make us even more capable, whether it’s project tools and other systems in our commercial processes, all the way through our project delivery initiatives. So I don’t want to come across here as that we have all that now set up and it’s all about winning business with this new process. I think our process improvement is unfolding, but the fundamentals of what I just talked about is in place of really making sure that, systematically, the business that we win will now get converted at a much better rate from what margin we believed was there at the time we sold it, to the time we conclude that program and project a couple of years later. I would say we’re at a much better point today than our Company was a couple of years ago, but we’re only going to get even stronger on that as we go forward.

Justin Ward:

All right. Thanks helpful. Thanks, guys.

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M Hill Companies, Ltd. (“CH2M”) by Jacobs Engineering Group Inc. (the “Company”) pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, the Company and Basketball Merger Sub Inc., a wholly owned subsidiary of the Company (“Merger Sub”), the Company intends to file with the SEC a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of the Company, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about the Company and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

Participants in Solicitation

The Company, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed Merger of Merger Sub with and into CH2M. Information about the Company’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of the Company, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

Jacobs Engineering Group, Inc. – Third Quarter 2017 Earnings Conference Call, August 8, 2017

No Offer or Solicitation

This transcript relates to a proposed business combination between the Company and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that the Company or CH2M may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statement Disclaimer

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction with CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. For a description of some of the risks, uncertainties and other factors that may occur that could cause actual results to differ from our forward-looking statements see our Annual Report on Form 10-K for the period ended September 30, 2016, and in particular the discussions contained under Item 1—Business; Item 1A—Risk Factors; Item 3—Legal Proceedings; and Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations, our Quarterly Report on Form 10-Q for the period ended June 30, 2017, and in particular the discussions contained under Part II, Item 1A – Risk Factors; Part I, Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations; and Part II, Item 1 – Legal Proceedings, as well as our other filings with the Securities and Exchange Commission (“SEC”). Neither we nor CH2M is under any duty to update any of the forward-looking statements after the date of this transcript to conform to actual results, except as required by applicable law.